ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 29, 2016	William M. Beaudoin
T +1 617 854 2337
william.beaudoin@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  AMG Funds II (Registration Nos. 033-43089 and 811-06431)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds II (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 62 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on March 2, 2016, relating to AMG Chicago Equity Partners Balanced Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1.        Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 62. Please confirm all information will be filed with the SEC in the post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all outstanding information will be filed with the SEC in the 485(b) Amendment.

2.        Comment: Please explain if there is any way an investor could be confused by the use of the word “equity” in the name of the Fund, or mistake the Fund for an equity fund. Would the Fund consider changing its name to CEP Balanced Fund, for example.

Response: The Trust believes that the Fund’s name is appropriate and in compliance with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). As disclosed throughout the Fund’s Prospectus and Statement of Additional Information, “Chicago Equity Partners” is the name of the subadvisor to the fund (the “Subadvisor”). The Trust further notes that the Fund’s name also includes the phrase “Balanced

Fund.” As a “balanced” fund, the “Principal Investment Strategies” section discloses that “[u]nder normal circumstances, the Fund will invest 50-75% of its total assets in equity securities… [and] at least 25% of its total assets in fixed income securities…,” an allocation consistent with the Division of Investment Management’s position stated in the Final Rule release for Rule 35d-1 (Release No. IC-24828). The Trust also believes that it is a common industry practice to include the name of the subadvisor in the fund’s name. For example, many manager of managers exemptive orders contain a condition that recognizes that it is common for fund names to include the name of the subadvisor in so far as to require the inclusion of the advisor’s name before the subadvisor’s name. As such, the Trust respectfully declines to make the requested change.

Prospectus

3.        Comment: In the “Principal Investment Strategies” disclosure, the existing disclosure provides that, “[t]he Fund may also invest up to 25% of its total assets (measured at the time of investment) in below investment grade securities.” Please disclose that these securities are commonly known as “junk bonds” or “high yield securities.”

Response: The requested change has been made.

4.        Comment: Please include a definition of duration in an appropriate section of the Prospectus and please also include an example of how an increase in interest rates would impact the share price of the Fund at a given duration.

Response: A definition of duration and an example of how an increase in interest rates would impact the share price of the Fund at a given duration is provided in the Prospectus in the section titled “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Interest Rate Risk”; however, the Trust has revised such disclosure as follows:

Duration is the weighted average time (typically quoted in years) to the receipt of cash flows (principal plus interest) for a particular bond, debt security or portfolio, and is used to evaluate such bond’s, debt security’s or portfolio’s interest rate sensitivity. For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of one year would be expected to fall approximately 1% and a fund with an average duration of five years would be expected to decline by about 5%. If rates decrease by one percentage point, the ~~fund’s~~ share price ~~would rise by about 5%.~~of a fund with an average duration of one year would be expected to rise approximately 1% and the share price of a fund with an average duration of five years would be expected to rise by about 5%.

The Trust respectfully submits that the aforementioned disclosure appears in an appropriate section of the Prospectus and is sufficiently responsive to the Staff’s comment.

Statement of Additional Information

5.        Comment: The Staff notes that the “Additional Investment Policies” section states that “[t]he Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” The Fund is required to invest consistent with its stated investment strategy consistent with Item 16(b) of Form N-1A. Please revise the above-referenced disclosure in light of the Staff’s view that the disclosure gives the Fund too much discretion.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires the Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are currently intended to be utilized by the Fund. In addition to listing the types of securities and techniques that are currently intended to be utilized by the Fund, the Fund also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc:	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.